SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.   20549


                               FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                       SECURITIES EXCHANGE ACT OF 1934



                     Friede Goldman International Inc.
          (Exact name of registrant as specified in its charter)



         Mississippi                                     72-1362492
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



           525 Capitol Street
               Suite 402
          Jackson, Mississippi                                 39201
   (Address of principal executive office)                   (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


  Title of each class                             Name of each exchange on which
  to be so registered                             each class is to be registered

Common Stock, $0.01 par value                          New York Stock Exchange




Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.  Description of Registrant's Securities to be Registered

General

         The authorized capital stock of Friede Goldman International Inc. (the "Company") consists of 125,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of November 10, 1998, there were 24,533,839 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Ten percent of such outstanding shares of Common Stock are reserved for issuance pursuant to the Company's Amended and Restated 1997 Equity Incentive Plan. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Charter"), and Bylaws, [which are filed as exhibits to this Registration Statement], and applicable law.

Common Stock

         VOTING RIGHTS. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's Shareholders. The Charter prohibits the taking of any action by written shareholder consent in lieu of a meeting.

         DIVIDENDS. The holders of Common Stock are entitled to receive dividends if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

         LIQUIDATION OR DISSOLUTION. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to Shareholders after payment of any liquidation preferences to holders of Preferred Stock.

         OTHER PROVISIONS. The Common Stock carries no conversion or preemptive rights.

         TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

         LISTING. The Common Stock is currently listed on the Nasdaq National Market System (the "NNMS") under the trading symbol "FGII." The Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") subject to official notice of issuance, under the trading symbol "FGI." The Company anticipates that trading on the NYSE will begin December 1, 1998. Upon commencement of trading on the NYSE the Common Stock will cease to be listed on the NNMS.

Preferred Stock

         The Board of Directors of the Company is authorized, without approval of the shareholders, to cause shares of Preferred Stock to be issued in one or more series, to determine the number of shares of each series, to fix the rights, powers, preferences and privileges of each series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of each such series. Among the specific matters that any may be determined by the board of directors are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company; conversion rights, if any; and voting powers, if any. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preferences over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

         One of the effects of undesignated Preferred Stock may be enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or otherwise adversely affect the rights of holders of, or the market price of, the Common Stock.

Certain Provisions of the Company's Charter and Bylaws and Mississippi Law

         Certain provisions of the Charter and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of Shareholders. Set forth below is a summary description of such provisions:

         NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL. The Charter provides that the number of directors constituting the Company's Board of Directors shall be fixed by the Board of Directors, but shall not be less than three nor more than 15. Subject to the limitations of Mississippi Code Amended Section 79-4-8.03, the Board of Directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship. The Bylaws provide that any director or the entire Board may be removed at any time for cause by a vote of the holders of not less than a majority of the shares of the Company entitled to vote in the election of directors.

         ADVANCE NOTICE OF INTENTION TO NOMINATE A DIRECTOR. The Charter and Bylaws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make a nomination has been given to the Secretary of the Company not less than 60 days or more than 90 days prior to the anniversary of the annual meeting for the prior year (subject to certain adjustments if the annual meeting date is changed by more than 30 days from the date of the prior annual meeting) or, in the case of a special meeting at which directors are to be elected, and not less than 40 days notice of prior public disclosure of the date of the meeting is given, in which case notice by the shareholder must be received on the 10th day after notice of the meeting or prior public disclosure of the date of the meeting was mailed. This provision also requires that the shareholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

         STOCKHOLDERS'  RIGHT TO  CALL SPECIAL  MEETING.  The   Bylaws  provide
that a  special  Shareholders' meeting may not be called by shareholders.

         ADOPTION AND AMENDMENT OF BYLAWS. The Bylaws provide that they may be amended or repealed by either a majority vote of the Board of Directors or the holders of at least 80% of the total voting power of all shares of stock of the Company entitled to vote in the election of directors voting as one class. Any provisions amended or repealed by the Shareholders may be re-amended or re-adopted by the Board of Directors.

         AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES; OTHER CORPORATE ACTION. Under Mississippi law, unless a corporation's articles or incorporation specify otherwise, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the voting power of each class of stock entitled to vote thereon. The Charter requires the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Charter with respect to (i) the classification, filling of vacancies and removal of the Board of Directors,
(ii) amendments to the Bylaws, (iii)issuance of "rights", and (iv)limitation of liability of directors.

         ANTI-TAKEOVER PROVISIONS. Mississippi law permits a corporation's board of directors to adopt certain anti-takeover measures in response to proposals to acquire the corporation, its assets or its outstanding capital stock. Measures to be adopted could include a shareholder rights plan or Bylaw provisions requiring supermajority shareholder approval of acquisition proposals.

         LIMITATION ON PERSONAL LIABILITY OF DIRECTORS. Subject to certain conditions and limitations, Mississippi law authorizes corporations to indemnify directors made a party to a proceeding because of his status as director against liability incurred in the proceeding. Directors may be indemnified only if (i) he conducted himself in good faith, (ii) he reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation, and in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Mississippi law enables corporations to limit available relief in proceedings by or in the right of the corporation to reasonable expenses incurred in the proceeding. The Charter limits the liability of directors of the Company to the Company or its shareholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Mississippi law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability in connection with (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 79-4-8.33 of the Mississippi Code of 1972, as amended, or (iv) for any transaction from which the director derived an improper personal benefit.

         The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

         INDEMNIFICATION ARRANGEMENTS. The Bylaws provide that, to the fullest extent permitted by the Mississippi Business Corporation Act (the "MBCA"), the directors and officers of the Company shall be indemnified and shall be advanced expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the MBCA.

Statutory Business Combination Provisions

         The Mississippi Shareholder Protection Act (the "Protection Act") requires that a business combination with an interested shareholder be approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation and (b) two-thirds (2/3) of the votes entitled to be cast by holders of voting stock not held by an interested shareholder who is a party to the business combination. The provisions of the Protection Act do not apply if the business combination is approved by at least 80% of the Company's directors or if the aggregate amount of any offer meets certain fair price criteria.

         "Business  combination"  is defined in the  Protection Act generally as
(i) any merger, consolidation, share exchange or similar transaction with any interested shareholder or other corporation which is an affiliate of an interested shareholder; (ii) any sale, lease, transfer or other disposition in a transaction with any interested shareholder of assets having an aggregate marker value of 20% or more of the total market value of the outstanding stock of the corporation or of its assets; (iii) the issuance or transfer by the corporation, or any subsidiary, of any securities of the corporation or any subsidiary which have an aggregate market value of 5% or more of the total market value of the outstanding stock of the corporation to any interested shareholder or any affiliate of any interested shareholder; (iv) the adoption of any plan or proposal for the liquidation, dissolution of or similar transaction involving the corporation in which anything other than cash will be received by an interested shareholder; or (v) any reclassification or recapitalization of securities or any merger, consolidation or share exchange of the corporation with any of its subsidiaries which increase by 5% or more the proportionate share of the total number of outstanding shares or class of equity securities held by any interested shareholder or affiliate thereof.

         "Interested shareholder" is defined in the Protection Act generally as any person or associated group of persons acting in concert (other than the corporation and/or subsidiaries) that (i) is the beneficial owner of 20% or more of the voting power of the outstanding voting stock of the corporation, or (ii) is an affiliate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 20% or more of the voting power of the then outstanding voting stock of the corporation.

         The Mississippi Control Share Act (the "Control Act"), subject to certain exceptions, eliminates the voting power of "Control Shares" held by a shareholder who has acquired 20% or more of the outstanding shares of a company unless the other shareholders pass a resolution restoring the share's voting power. "Control Shares" are defined as issued and outstanding shares over which an acquiring person may exercise direct or indirect voting power, and which would, in the absence of the Control Act, represent 20% or more of the voting power of the capital stock. The Control Act would not apply to shares of a company acquired before such company become subject thereto.

Registration Rights

         Pursuant to the terms of a Registration Rights Agreement among the Company and certain of its shareholders (the "Registration Agreement"), the Company has provided such shareholders with certain registration rights, including three demand registration rights and certain "piggy-back" registration rights, with respect to Common Stock owned by such shareholders. The Company's obligation is to subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. For example, the Company will not be obligated to register the Common Stock when, in the good faith judgment of its Board of Directors, such registration would materially adversely affect a pending or proposed public offering of the Company's securities, provided that such delay may not extend for more than 180 days. The Company will indemnify such shareholders for certain liabilities in connection with any such offering, other than liabilities resulting or arising from untrue statements or omissions made in conformity with information furnished to the Company in writing by any such stockholder. The Company is obligated to pay all expenses incidental to any such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses of such shareholders.

Item 2.  Exhibits

         The following exhibits to this Registration Statement on Form 8-A are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

         *        1.  Articles of  Incorporation  of the Registrant,  filed with the Secretary of State of the State of Mississippi on September 22, 1998.

         *        2.  Bylaws of the Registrant.

         *        3.  Specimen Certificate evidencing shares of Common Stock  of the Registrant.


           --------------
         * filed herewith




                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 1998

                                               FRIEDE GOLDMAN INTERNATIONAL INC.

                                                /s/ James A. Lowe, III
                                                -----------------------------
                                                James A. Lowe, III
                                                General Counsel and Secretary

              EXHIBIT INDEX

                 PAGE
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

Exhibit 1
Exhibit 2
Exhibit 3